Exhibit p.2

Code of Ethics for the Independent Trustees of the Nuveen Funds

Effective: January 1, 2013

I.	Summary

a.	Purpose

The purpose of this Code is to help to ensure that the Independent Directors/Trustees (“Trustees”) of the Nuveen Funds place the interests of the Nuveen Funds and their shareholders ahead of the Trustees’ own personal interests. This Code has been adopted in recognition of Nuveen’s and the Trustees’ fiduciary obligations to Nuveen Fund shareholders and in accordance with various provisions of Rule 17j-1 under the Investment Company Act of 1940.

b.	Important to understand

The securities industry is highly regulated and its participants are expected to adhere to high standards of behavior, including in their personal trading. A violation of the Code can have an adverse effect on you, your fellow Trustees, and Nuveen, as well as the Funds and their shareholders. The Code does not address every ethical issue that might arise.

It is important for Trustees to be sensitive to investments that may compromise your independence, directly or indirectly. The Code applies to appearance as well as substance. Always consider how any action might appear to an outside observer such as a regulator. If you have any doubt after consulting the Code, contact Compliance.

c.	Terms with Special Meanings

i.	Code. This Code of Ethics.

ii.	Inside Information. Inside information is information that is both material and non-public. Information is material if: (1) a reasonable investor would likely consider it important when making an investment decision; and (2) public release of the information would likely affect the price of a security. Information is non-public if it has not been distributed through a widely used public medium such as a press release or a report, filing or other periodic communication.

iii.	Nuveen: Nuveen Investments, Inc. and all of its direct or indirect subsidiaries.

iv.	Nuveen Fund: Any Nuveen-sponsored open- or closed-end fund

v.	NFA: Nuveen Fund Advisors, LLC

vi.	Trustee: Any director or trustee of a Nuveen Fund advised by NFA who is not an “interested person” within the meaning of Section 2(a)(19) of the Investment Company Act of 1940. Any Interested Trustee is covered by the Nuveen Investments, Inc. Code of Ethics along with other Nuveen employees.

II.	Restrictions and requirements

1.	Do not purchase or sell common or preferred shares of any Nuveen closed-end fund without prior approval from Nuveen Legal. The procedures are found under the “Governance” tab of the board’s online portal at https://nuveen.boardvantage.com.

2.	Do not purchase or sell any securities if you know at the time of the proposed transaction that a Nuveen Fund has purchased or sold the same securities within the past 15 days, or is considering purchasing or selling the same securities within the next 15 days. This is the “15 day window.”

3.	Avoid conflicts of interest. This applies not only to actual conflicts of interest, but also to any situation that might appear to an outside observer to be improper or a breach of fiduciary duty.

4.	Keep confidential information regarding the Nuveen Funds, including information regarding securities held in or under consideration for a Nuveen Fund, confidential.

5.	Comply with trading restrictions found in the prospectuses for the Nuveen Funds. This includes restrictions on frequent trading in shares of any open-end Nuveen Fund.

6.	Never do anything indirectly that, if done directly, would violate the Code. Such actions will be considered the equivalent of direct Code violations.

7.	Promptly alert Compliance of any actual or suspected wrongdoing.

III.	Actions to Take

a.	When you become an Independent Trustee: Sign an acknowledgement that you have received this Code.

b.	If you want to trade in a security within the 15-day window (described above)

i.	Contact Legal to pre-clear your trade.

ii.	Submit a quarterly transaction report to Compliance within 30 days after the end of the quarter in which the transaction takes place.

c.	If you want to trade in common or preferred shares of any Nuveen closed-end fund

i.	Contact Legal to pre-clear your trade.

ii.	After you have purchased or sold the shares, immediately notify Compliance of the number of shares and the price.

Section 16 of the Securities Exchange Act requires officers and directors and certain large shareholders of a publicly-traded company to report promptly to the SEC their trades in the company of which they are an “insider.” As an Independent Trustee, you are considered an “insider” of the Nuveen closed-end funds and must report your trades in fund shares.

Section 16 insiders also are subject to a ban on short-swing profits from sales of shares of the company. This means that you may not profit from any purchase and any sale of Nuveen-sponsored CEF shares within 6 months of each other. You must surrender to the Nuveen Fund in question any profits from such trades. This extends to any options or other transactions that may have the same effect as a purchase or sale.

d.	During the year: Acknowledge receipt of any amendments to the Code.

IV.	Administration of this Code

a.	Training: A Nuveen representative will review this Code with you when you join the Board.

b.	Exceptions: The Code exists to ensure that Trustees place the interests of the Nuveen Funds and shareholders ahead of Trustee’s own personal interests. No exceptions that would violate that principle will be granted.

c.	Monitoring and enforcement: Compliance is responsible for monitoring transactions and holdings for any violations of this Code. Compliance will alert the Nuveen Fund Board to any violations of this Code. The Nuveen Fund Board shall determine what action is appropriate for any breach of the provisions of this Code by a Trustee.

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